SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 11)

ViacomCBS Inc.
 (previously filed as CBS Corporation)
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

                                                                    ________92556H107_________
(CUSIP Number)

David Goldman
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________April 6, 2021________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

CUSIP No. 92556H107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,757,739 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,757,739 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,757,739 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 4.32%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 92556H107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management, Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,673,153 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,771,165 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,771,165 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 4.35%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 92556H107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli & Company Investment Advisers, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 9,992 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 9,992 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 9,992 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.02%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 92556H107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Foundation, Inc. I.D. No. 94-2975159
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization NV
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 16,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 16,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 16,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.04%
14	Type of reporting person (SEE INSTRUCTIONS) 00-Private Foundation

CUSIP No. 92556H107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG Associates, Inc. I.D. No. 06-1304269
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 16,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 16,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 16,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.04%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No. 92556H107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 16,500 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 16,500 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 16,500 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.04%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 92556H107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 92556H107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Associated Capital Group, Inc. I.D. No. 47-3965991
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 5,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 5,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 5,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 92556H107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Funds of a Private Entity
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 8,400 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 8,400 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 8,400 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.02%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer
This Amendment No. 11 to Schedule 13D on the Class A Common Stock of ViacomCBS Inc. (previously filed as CBS Corporation) (the “Issuer”) is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the “Schedule 13D”) which was originally filed on January 13, 2006.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2. Identity and Background
Item 2 to Schedule 13D is amended, in pertinent part, as follows:
              This statement is being filed by various entities which except for LICT Corporation (“LICT) and CIBL, Inc. (“CIBL”), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner or the equivalent of various private investment partnerships or private funds and as a registered broker-dealer.  Certain of these entities may also make investments for their own accounts. Mario J. Gabelli (“Mario Gabelli”) is deemed to directly or indirectly control these entities through his ownership interest.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  (“GGCP”), GGCP Holdings LLC (“GGCP Holdings”), GAMCO Investors, Inc. (“GBL”), Associated Capital Group, Inc. (“AC”), Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management Inc. (“GAMCO”), Teton Advisors, Inc. (“Teton Advisors”), Gabelli & Company Investment Advisers, Inc. (“GCIA”), Morgan Group Holding Co., (“MGH”), G.research, LLC (“G.research”), MJG Associates, Inc. (“MJG Associates”), Gabelli Securities International (Bermuda) Limited (“GSIL”), Gabelli Foundation, Inc. (“Foundation”), Mario Gabelli, LICT and CIBL.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the “Reporting Persons”.
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL and AC.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those named below.  AC, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those listed below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”).  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GCIA, a wholly owned subsidiary of AC, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts.  As a part of its business, GCIA may purchase or sell securities for its own account.  GCIA or its relying advisers, act as a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, ALCE Partners, L.P., Gabelli Capital Structure Arbitrage Fund LP, Gabelli Capital Structure Arbitrage Fund Limited, Gabelli Intermediate Credit Fund L.P., GAMA Select Plus Master Fund, Ltd., GAMCO Medical Opportunities L.P., and Gabelli Multimedia Partners, L.P.
G.research is a wholly owned subsidiary of MGH.  MGH in turn is controlled by GGCP through an 69% ownership interest.  G.research, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (“1934 Act”), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value 25 Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Content & Connectivity Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The Gabelli International Growth Fund, Inc., The Gabelli Global Growth Fund, The Gabelli Utility Trust, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The Gabelli Focus Five Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust, The GAMCO Natural Resources Gold & Income Trust, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli ESG Fund, Inc., The Gabelli International Small Cap Fund, The Gabelli Healthcare & Wellness Rx Trust, The Gabelli Global Small and Mid Cap Value Trust, Gabelli Value Plus+ Trust, Gabelli Merger Plus+ Trust Plc,  The Gabelli Global Financial Services Fund, The Gabelli Global Mini Mites Fund, The Gabelli Go Anywhere Trust, The Gabelli Media Mogul Fund, The Gabelli Pet Parents’ Fund, The Gabelli U.S. Treasury Money Market Fund, Bancroft Fund Ltd. and Ellsworth Growth & Income Fund Ltd. (collectively, the “Funds”), which are registered investment companies.  Gabelli Funds is also the investment adviser to The GAMCO International SICAV (sub-funds GAMCO Merger Arbitrage and GAMCO All Cap Value), a UCITS III vehicle.
Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mitessm Fund, The TETON Westwood Income Fund, The TETON Westwood SmallCap Equity Fund, TETON Westwood Intermediate Bond Fund, and The TETON Westwood Mid-Cap Equity Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. LICT actively pursues new business ventures and acquisitions. LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is the Chief Executive Officer, a director, and substantial shareholder of LICT.
CIBL is a holding company with interests in telecommunications operations, primarily in the rural telephone industry. CIBL actively pursues new business ventures and acquisitions. CIBL makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of CIBL.
Mario Gabelli is the controlling stockholder, Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL. He is the Executive Chairman of AC.  Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of Teton.
The Reporting Persons do not admit that they constitute a group.
GAMCO is a New York corporation and GBL, MGH and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation and AC and GCIA are Delaware corporations each having its principal business office 191 Mason Street, Greenwich, CT 06830.   GGCP Holdings is a Delaware limited liability corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830.  G.research is a Delaware limited liability company having its principal officers at One Corporate Center, Rye, New York 10580.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.  LICT is a Delaware corporation having its principal place of business as 401 Theodore Fremd Avenue, Rye, New York 10580. CIBL, Inc. is a Delaware corporation having its principal place of business as 165 West Liberty Street, Suite 220, Reno, NV 89501.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(d) – Not applicable.
(e) – Not applicable.
 (f) – Reference is made to Schedule I hereto.

Item 5. Interest In Securities Of The Issuer
Item 5 to Schedule 13D is amended, in pertinent part, as follows:
(a) The aggregate number of Securities to which this Schedule 13D relates is 3,600,796 shares, representing 8.85% of the approximately 40,707,517 Class A Common shares outstanding as reported in the Issuer’s most recent Definitive Proxy Statement as of March, 26, 2021. The Reporting Persons' increase in ownership percentage is due, in part, to the Issuer's decrease in shares outstanding. The Reporting Persons beneficially own those Securities as follows:

Name	Shares of Common Stock	% of Class of Common
Gabelli Funds	1,757,739	4.32%
GAMCO	1,771,165	4.35%
GCIA GGCP Foundation AC MJG Associates Mario Gabelli	9,992 16,500 16,000 5,000 16,000 8,400	0.02% 0.04% 0.04% 0.01% 0.04% 0.02%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  AC, GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 98,012 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund’s shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, AC, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
(e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 7, 2021

GGCP, INC.
MARIO J. GABELLI
 GABELLI FOUNDATION, INC.
MJG ASSOCIATES, INC.

By:/s/ David Goldman
     David Goldman
     Attorney-in-Fact

TETON ADVISORS, INC.
GABELLI FUNDS, LLC

By:/s/ David Goldman
     David Goldman
     General Counsel – Gabelli Funds, LLC
    Counsel-Teton Advisors, Inc.

  GAMCO INVESTORS, INC.

By:/s/ Kevin Handwerker
     Kevin Handwerker
                General Counsel & Secretary – GAMCO Investors, Inc.

ASSOCIATED CAPITAL GROUP, INC.
GAMCO ASSET MANAGEMENT INC.
GABELLI & COMPANY INVESTMENT ADVISERS, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                    President & Chief Executive Officer – Associated Capital
Group, Inc.
      President – GAMCO Asset Management Inc.
      President – Gabelli & Company Investment Advisers, Inc.

      Schedule I
     Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company Investment Advisers, Inc., G.research, LLC, Teton Advisors, Inc., Associated Capital Group, Inc. or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Leslie B. Daniels

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

Operating Partner
AE Industrial Partners, LP
2500 N. Military Trail, Suite 470
Boca Raton, FL 33431

Mario J. Gabelli Elisa M. Wilson
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Director
c/o GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc. 4 Irving Place New York, NY 10003
Robert S. Prather	President & Chief Executive Officer Heartland Media, LLC 1843 West Wesley Road Atlanta, GA 30327
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Henry G. Van der Eb Bruce N. Alpert Kevin Handwerker Kieran Caterina	Senior Vice President Senior Vice President Executive Vice President, General Counsel and Secretary Chief Accounting Officer

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro Paul Swirbul Christopher Desmarais
Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer – Value Portfolios
Douglas R. Jamieson David Goldman	President, Chief Operating Officer and Managing Director General Counsel, Secretary & Chief Compliance Officer
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
David Goldman	Vice President, Corporate Development and General Counsel
Richard Walz	Chief Compliance Officer
Kieran Caterina	Chief Accounting Officer
John Ball	Senior Vice President, Fund Administration

Gabelli Foundation, Inc. Officers:
Mario J. Gabelli	Chairman, Trustee & Chief Investment Officer
Elisa M. Wilson Marc Gabelli Matthew R. Gabelli Michael Gabelli	President Trustee Trustee Trustee

GGCP, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	President – GGCP, Inc.
Matthew R. Gabelli	Vice President – Trading G.research, LLC One Corporate Center Rye, NY 10580
Michael Gabelli	President & COO Gabelli & Partners, LLC One Corporate Center Rye, NY 10580
Frederic V. Salerno	Chairman Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent S. Tese	Executive Chairman – FCB Financial Corp
Elisa M. Wilson	Director

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Marc Gabelli	President

GGCP Holdings LLC Members: GGCP, Inc. Mario J. Gabelli	Manager and Member Member

Teton Advisors, Inc. Directors:
Marc Gabelli Vincent J. Amabile Stephen G. Bondi, CPA Aaron J. Feingold, M.D. Nicholas F. Galluccio Kevin M. Keeley John M. Tesoro, CPA
Executive Chairman

Founder- Amabile Partners

Chief Financial Officer – Mittleman Brothers, LLC

President and Founder – Raritan Bay Cardiology Group

Chief Executive Officer and President

President & Executive Chairman – Keeley Teton Advisors, LLC

Retired Partner – KPMG LLP

Officers:
Nicholas F. Galluccio Patrick B. Huvane, CPA, CFA Deanna B. Marotz	See above Chief Financial Officer Chief Compliance Officer

Associated Capital Group, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	President – GGCP, Inc.
Douglas R. Jamieson	President and Chief Executive Officer
Bruce Lisman	Former Chairman - JP Morgan – Global Equity Division
Daniel R. Lee	Chief Executive Officer Full House Resorts, Inc. 4670 South Ford Apache Road, Suite 190 Las Vegas, NV 89147
Salvatore F. Sodano	Vice Chairman – Broadridge Financial Solutions
Frederic V. Salerno	See above
Elisa M. Wilson	Director
Officers:
Mario J. Gabelli Douglas R. Jamieson Timothy H. Schott Kenneth D. Masiello Kevin Handwerker David Fitzgerald
Executive Chairman

President and Chief Executive Officer

Executive Vice President and Chief Financial Officer

Chief Accounting Officer

Executive Vice President, General Counsel and Secretary

Assistant Secretary

Gabelli & Company Investment Advisers, Inc.
Directors:
Douglas R. Jamieson

Officers:
Douglas R. Jamieson John Givissis Kevin Handwerker David Fitzgerald	Chief Executive Officer and President Controller Secretary Assistant Secretary
G.research, LLC
Officers:
Cornelius V. McGinity	Office of the Chairman
Vincent Amabile	President
Bruce N. Alpert Bernard Frize Joseph Fernandez	Vice President Chief Compliance Officer Controller and Financial and Operations Principal

SCHEDULE II
INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
SHARES PURCHASED        AVERAGE
DATE            SOLD(-)             PRICE(2)

 CLASS A COMMON STOCK-VIACOMCBS INC.

ASSOCIATED CAPITAL GROUP, INC.
4/5/2021	1,500	46.5412
4/1/2021	900	47.5858
3/31/2021	300	47.4333
3/26/2021	300	45.6600
2/16/2021	-1,035	59.2039

GABELLI FUNDS, LLC
GABELLI CAPITAL ASSET FUND
3/8/2021	-2,000	82.8905
2/25/2021	-1,000	65.9000
2/23/2021	-1,500	66.5000
2/11/2021	-2,500	57.1540
GABELLI ASSET FUND
3/29/2021	250	47.6560
3/23/2021	-1,500	92.8637
3/22/2021	-1,500	98.5180
3/16/2021	-50	97.4500
3/15/2021	-1,500	97.0400
3/9/2021	-200	83.2950
3/8/2021	-100	84.0900
3/4/2021	-150	71.3033
3/3/2021	-1,000	70.8430
3/1/2021	-7,000	67.6812
2/25/2021	-150	66.1467
2/24/2021	-150	64.8800
2/22/2021	-3,000	64.4319
2/19/2021	-200	62.7650
2/16/2021	-1,500	58.5306
2/16/2021	-5,000	58.6947
2/16/2021	-3,000	58.7281
2/12/2021	-3,000	58.0884
2/12/2021	-5,000	58.5089
2/11/2021	-2,000	57.0102
2/11/2021	-3,000	57.2720
2/9/2021	-200	54.3750
2/8/2021	-3,000	55.1706
GABELLI DIVIDEND GROWTH FUND
3/15/2021	-500	95.2000
3/15/2021	-500	97.8000
3/15/2021	-500	99.6000
3/15/2021	-500	101.4000
3/12/2021	-500	89.0000
3/12/2021	-500	92.0000
3/12/2021	-500	94.8447
3/11/2021	-500	85.0201
3/5/2021	-100	73.4000
3/5/2021	-200	74.5000
3/4/2021	-200	71.9500
2/22/2021	-200	66.0000
2/19/2021	-200	62.9500
2/18/2021	-100	62.2000
2/17/2021	-300	60.0000
2/17/2021	-200	61.0000
2/16/2021	-500	59.0000
GABELLI DIVIDEND & INCOME TRUST
3/26/2021	7,000	48.5000
2/22/2021	8,000	65.6972
2/19/2021	8,000	62.8095
GABELLI EQUITY INCOME FUND
3/23/2021	-1,500	92.8637
3/17/2021	-3,000	87.8033
3/15/2021	-1,500	99.8400
3/8/2021	-4,000	82.8905
3/1/2021	-6,000	66.8869
2/19/2021	-7,500	62.7502
2/16/2021	-1,000	58.7334
2/11/2021	-3,000	57.0418
GABELLI EQUITY TRUST
3/25/2021	-1,000	65.5727
3/12/2021	-3,000	93.5434
3/5/2021	-10,000	72.5276
2/23/2021	-5,000	63.5313
2/22/2021	-5,000	65.9000
2/19/2021	5,000	62.7716
2/19/2021	-10,000	62.7716
2/18/2021	-5,000	62.0147
2/17/2021	-3,000	59.5357
2/17/2021	-5,000	60.3500
2/16/2021	-3,000	58.7906
2/12/2021	-4,000	58.6640
2/11/2021	-4,000	57.1095
2/10/2021	-3,000	56.1340
2/9/2021	-3,000	54.9500
GABELLI GO ANYWHERE TRUST
4/1/2021	1,000	48.8455
3/30/2021	500	48.6298
2/9/2021	500	55.1300
GABELLI GLOBAL SMALL & MID CAP VALUE TRUST
3/29/2021	2,500	46.8800
3/9/2021	-500	83.7500
2/19/2021	7,000	62.8095
GABELLI MULTIMEDIA TRUST INC.
3/15/2021	-2,000	97.4079
3/11/2021	-1,500	85.0917
3/2/2021	-1,000	68.3334
2/22/2021	-2,000	65.0360
GABELLI VALUE 25 FUND
3/25/2021	-75,000	*DO
3/23/2021	-25,000	*DO
3/22/2021	-2,000	98.5180
3/18/2021	-35,000	*DO
3/17/2021	-2,000	88.2500
3/16/2021	-35,000	*DO
3/15/2021	-20,000	*DO
3/15/2021	-20,000	27.0442
3/12/2021	-3,000	94.4082
3/10/2021	-27,000	*DO
GABELLI VALUE PLUS+ TRUST
3/31/2021	500	46.7250
3/12/2021	-9,246	91.3880
3/11/2021	-3,254	85.2912
3/10/2021	-1,500	81.3400
3/9/2021	-500	79.9620
3/8/2021	-6,000	79.4831
3/5/2021	-4,000	73.3877
3/4/2021	-3,000	71.6165
3/1/2021	-2,000	67.4925
2/22/2021	-8,000	65.6263
2/19/2021	2,000	62.7716
2/19/2021	-4,000	62.7716
2/17/2021	-6,000	60.0669
2/16/2021	-4,000	59.3186
2/12/2021	-4,000	58.4272

MARIO J. GABELLI
3/12/2021	-2,000	94.4630
3/8/2021	-1,600	78.0048
3/2/2021	-400	67.9780
3/2/2021	-1,000	67.9780
2/18/2021	-1,000	62.2380
2/17/2021	-500	59.3989
2/17/2021	-600	59.3989

GGCP, INC.
3/11/2021	-1,000	86.0740
3/9/2021	-500	77.5000
3/5/2021	-500	73.0840
3/2/2021	-1,500	68.7781
2/17/2021	-436	60.1256

GAMCO ASSET MANAGEMENT INC.
4/6/2021	500	47.9000
4/5/2021	-200	46.6890
4/5/2021	500	47.4800
4/1/2021	1,500	47.9467
3/31/2021	1,900	47.1353
3/30/2021	300	49.8167
3/29/2021	3,000	47.3191
3/26/2021	-1,500	58.4165
3/26/2021	-1,800	60.0028
3/26/2021	1,500	46.5000
3/26/2021	600	50.5773
3/25/2021	-500	66.0050
3/25/2021	300	66.5897
3/24/2021	-1,500	75.7669
3/23/2021	-3,400	92.5670
3/23/2021	-700	93.2251
3/22/2021	-500	98.6600
3/22/2021	-2,398	98.8876
3/19/2021	-300	95.5400
3/19/2021	-1,000	96.3450
3/18/2021	-2,000	94.1537
3/18/2021	-1,500	95.9052
3/17/2021	-490	91.9581
3/17/2021	-700	92.0000
3/17/2021	-1,000	92.0050
3/17/2021	-1,200	92.3075
3/16/2021	-1,103	*DO
3/16/2021	-2,000	97.2066
3/16/2021	-400	97.3950
3/15/2021	-3,450	96.1901
3/15/2021	-1,800	96.3961
3/15/2021	-1,500	96.7578
3/12/2021	-2,000	90.6381
3/12/2021	-300	91.0133
3/12/2021	-357	*DO
3/11/2021	-1,500	84.1133
3/11/2021	-2,000	84.7739
3/11/2021	-3,711	86.3557
3/10/2021	-2,772	81.0670
3/10/2021	-1,500	81.1000
3/9/2021	-3,100	79.0349
3/9/2021	-2,000	79.9056
3/8/2021	-1,300	74.5000
3/8/2021	-1,000	74.8000
3/8/2021	-2,939	75.1656
3/8/2021	-1,500	75.4002
3/8/2021	-700	80.4472
3/5/2021	-2,000	72.7820
3/5/2021	-1,000	74.2010
3/4/2021	-2,704	71.0747
3/4/2021	-1,000	71.2250
3/4/2021	-2,096	71.4477
3/4/2021	-850	71.6365
3/4/2021	-300	71.7867
3/3/2021	-1,839	70.3263
3/2/2021	-700	67.5929
3/2/2021	-1,304	67.7983
3/2/2021	335	67.5340
3/2/2021	-335	67.5532
3/1/2021	-600	67.5682
2/26/2021	-22	62.6200
2/25/2021	-1,683	62.6664
2/25/2021	-398	65.4041
2/24/2021	170	*DI
2/23/2021	-2,550	65.0517
2/22/2021	-1,500	64.2708
2/22/2021	-4,000	64.3543
2/22/2021	-1,000	66.3787
2/22/2021	3,400	66.5121
2/19/2021	300	62.7294
2/19/2021	10,300	62.7893
2/19/2021	5,564	62.8333
2/19/2021	1,700	62.8364
2/19/2021	2,700	62.8402
2/18/2021	-700	62.1200
2/18/2021	8,000	62.2634
2/17/2021	-500	59.2200
2/17/2021	-620	59.2306
2/17/2021	-5,373	59.7125
2/17/2021	-200	60.5500
2/17/2021	-300	60.9109
2/16/2021	-330	58.8288
2/16/2021	-2,667	59.0040
2/12/2021	-2,500	57.9447
2/11/2021	-500	57.3460
2/11/2021	-184	*DO
2/9/2021	-1,100	54.5955

MJG ASSOCIATES, INC.
3/31/2021	4,000	47.3700
GABELLI INTERNATIONAL LIMITED
3/29/2021	1,800	46.4938

GABELLI & COMPANY INVESTMENT ADVISERS, INC.
3/31/2021	400	47.0013
3/29/2021	400	48.1300
3/26/2021	100	48.5850
3/23/2021	100	91.7079
3/4/2021	-400	71.1750
3/3/2021	-700	70.3129
2/18/2021	-300	62.4200

GABELLI FOUNDATION, INC.
3/9/2021	-2,500	80.0270
3/8/2021	-500	74.5000
2/25/2021	-1,000	66.0088
2/18/2021	-1,000	62.3000
2/17/2021	-1,000	59.3989

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
    ON THE NASDAQ.

(2) PRICE EXCLUDES COMMISSION.

(*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.